SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated August 18, 2006, regarding the extension of corporate purpose

Item 1.
Telefónica de Argentina S.A

Buenos Aires, August 18th, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Extension of corporate purpose
Authorization of Communications Secretariat

Dear Sirs,

     I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in connection with the referenced subject.

     Further to the above, please be informed that on 08/16/05, the Communications Secretariat authorized the Company to extend its corporate purpose contained in article three of the Bylaws, which is now worded as follows:

     “Article Three: Purpose: The purpose of the company is to deliver, on its own or through third parties or in association with third parties, telecommunications public services, except for broadcasting, as per the terms, where applicable, of the licenses to be granted by the relevant authorities. Likewise, the company may sell equipment, facilities and assets related to telecommunications as well as deliver any kind of services, including accounting, human resources and tax consulting and management. To that end, the company has full legal capacity to acquire rights, take obligations and carry out any such acts not forbidden by the laws and these bylaws, including taking borrowings, either public or private, by the issue of debentures or corporate bonds. This corporate purpose may not be modified by the shareholders without the prior authorization of the relevant authority.”

Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: August 18, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel